

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2023

Junhua Guo
Chief Executive Officer
Emo Capital, Corp.
10409 Pacific Palisades Ave.
Las Vegas, NV 89144

> **Re: Emo Capital, Corp.**
> **Offering Statement on Form 1-A**
> **Filed March 2, 2023**
> **File No. 024-12169**

Dear Junhua Guo:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Preliminary Offering Circular on Form 1-A, filed March 2, 2023

Cover Page

1.   We refer to the underwriting discounts and commissions for the offering listed on your cover page. We also note your disclosure in footnote 4 that you "may engage various securities brokers to place shares pursuant to this offering with investors for commissions of up to 10% of the gross proceeds of each such placement." However, you also disclose on page 21 that this is a self-underwritten offering. Please revise your disclosure, here and elsewhere as necessary, to eliminate the underwriting discounts or reconcile the apparent contradiction.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please contact Benjamin Richie at 202-551-7857 or Jane Park at 202-551-7439 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Vic Devlaeminck